                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K

                   ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE,
              SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the Fiscal Year Ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____________________ to _____________________

Commission File No. 0-20036


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                           THE MEN'S WEARHOUSE, INC.
                              401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                           THE MEN'S WEARHOUSE, INC.
                              5803 Glenmont Drive
                              Houston, Texas 77081

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                                                                 PAGE

INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997 AND FOR THE YEARS THEN
   ENDED:

   Statements of Net Assets Available for Benefits                                                                 2

   Statements of Changes in Net Assets Available for Benefits                                                      3

   Notes to Financial Statements                                                                                   4

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 1998:

   Item 27a - Supplemental Schedule of Assets Held for Investment Purposes                                         8

   Item 27d - Supplemental Schedule of Reportable Transactions                                                     9


Schedules Omitted

Schedules other than those listed above are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Participants of
The Men's Wearhouse, Inc.
    401(k) Savings Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of The Men's Wearhouse, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1998 and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ DELOITTE & TOUCHE LLP

Houston, Texas
June 18, 1999

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------


                                                     1998           1997

INVESTMENTS, At estimated fair value:
   Mutual Fund Assets:
      IDS Cash Management Fund                  $  1,084,209   $    776,452
      IDS Bond Fund                                  751,552        521,393
      IDS Mutual Fund                              1,634,669      1,370,188
      IDS Blue Chip Advantage Fund                 2,822,285      2,036,066
      IDS New Dimensions Fund                      3,747,816      2,535,560
      IDS Global Growth Fund                         823,935        460,943
   IDS Guaranteed Retirement Fund                    801,800        696,422
   The Men's Wearhouse Pooled Stock Fund           4,655,016      2,392,256
   Loans to participants                           1,085,926        752,060
                                                ------------   ------------
                Total investments                 17,407,208     11,541,340
                                                ------------   ------------
CONTRIBUTIONS RECEIVABLE:
   Employee                                          231,438        122,653
   Employer                                            7,911
                                                ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS               $ 17,646,557   $ 11,663,993
                                                ------------   ------------


See notes to financial statements.

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------


                                                                              1998           1997

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net appreciation (depreciation) in fair value of investments       $  2,314,200   $  1,169,818
      Interest and dividends                                                  720,723        775,168
                                                                         ------------   ------------

                Total                                                       3,034,923      1,944,986

   Employee contributions                                                   4,028,993      2,959,562
   Employer contributions                                                     117,453
                                                                         ------------   ------------

                Total                                                       4,146,446      2,959,562
                                                                         ------------   ------------
                Total additions                                             7,181,369      4,904,548

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO -
   Benefit payments                                                         1,198,805        894,670
                                                                         ------------   ------------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                           5,982,564      4,009,878

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                       11,663,993      7,654,115
                                                                         ------------   ------------
   End of year                                                           $ 17,646,557   $ 11,663,993
                                                                         ============   ============


See notes to financial statements.

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following description of The Men's Wearhouse, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the plan and trust agreements for more information.

      GENERAL - The Plan is a defined contribution plan that has been amended and restated effective January 1, 1992 as a separate plan; previously, it was part of The Men's Wearhouse, Inc. Employee Stock Ownership Plan and Employees' Savings Plan. The purpose of the Plan is to provide eligible employees with future retirement benefits through a deferred savings program. The Plan year ends on December 31. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and subsequent amendments and revisions.

      ELIGIBILITY - The Plan provides that all employees of The Men's Wearhouse, Inc. and subsidiaries (the "Company") become eligible participants after three months of service.

      ADMINISTRATION - The Plan is administered by an advisory committee made up of four employees, two of whom also serve on the Company's Board of Directors. The Company pays all administrative expenses of the Plan. Investments of the Plan are held in trust by American Express Trust Company, formerly named IDS Bank and Trust (the "Trustee").

      CONTRIBUTIONS - Eligible employees may make pre-tax contributions to the Plan through salary deferrals, up to the amount of the current year statutory limitations (subject to cost-of-living adjustments). The Company revised the Plan on April 1, 1998, to include a 5% contribution by the Company on the first $2,000 salary deferral for all qualified participants for a maximum $100 contribution per participant per year.

      Effective April 1, 1999, the Company revised the Plan to increase the Company's matching percentage from 5% to 8% on the first $2,000 salary deferral for all qualified participants.

      AUTHORIZED INVESTMENTS - Employee contributions are deposited into a trust account which is invested by the Trustee based on various investment options determined by each employee. The Plan provides that the participants may direct the Trustee with regard to the investment of their account balances. The investment options available include six mutual fund investments maintained by the Trustee plus The Men's Wearhouse Pooled Stock Fund and the IDS Guaranteed Retirement Fund.

      VESTING - Employees are always 100% vested in their salary deferral contribution accounts and their employer contribution accounts.

      DISTRIBUTIONS TO PARTICIPANTS - Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or equal annual installments not to exceed the life expectancy of the participant or beneficiary. A participant may also withdraw his or her employee contributions to meet certain defined financial hardship needs subject to approval by the Plan's advisory committee.

      LOANS - Plan loans are available to all active Plan participants on a reasonably equivalent basis. Amounts may not exceed the lesser of $50,000 or one-half of the current value of a participant's vested account balance. All loans are fully secured by the balance in the participant's account.

2.    SUMMARY OF ACCOUNTING POLICIES

      The financial statements are prepared on the accrual basis of accounting. Investments are reported in the financial statements at their fair market value as determined by quoted market prices. The preparation of the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect reported amounts. The Plan's financial statements are based on management's best estimates and judgments. Actual results may differ from these estimates.

3.    PLAN TERMINATION

      Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

4.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated July 10, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

5.    BENEFITS PAYABLE

      As of December 31, 1998 and 1997, net assets available for benefits included benefits of $236,265 and $39,128, respectively, due to participants who have withdrawn from participation in the Plan.

6.    RELATED PARTY TRANSACTIONS

      During the years ended December 31, 1998 and 1997, the Plan purchased and sold shares of the Trustee's mutual fund assets, as shown below:

                                      PURCHASES
       ----------------------------------------------------------------------
                   1998                                    1997
       ------------------------------          ------------------------------
                           COST                                    COST
         SHARES            AMOUNT                SHARES            AMOUNT
        1,676,720        $5,416,942             1,887,008        $5,329,492

                                        SALES
--------------------------------------------------------------------------------------
               1998                                             1997
-------------------------------------           --------------------------------------
               SALES        COST                                SALES        COST
  SHARES       AMOUNT       AMOUNT                SHARES       AMOUNT        AMOUNT
 1,209,905   $3,261,562   $2,855,736             1,173,230   $2,323,727    $2,136,267

      During the years ended December 31, 1998 and 1997, the Plan purchased and sold shares of The Men's Wearhouse Pooled Stock Fund, as shown below:

                                      PURCHASES
       ----------------------------------------------------------------------
                   1998                                    1997
       ------------------------------          ------------------------------
                           COST                                    COST
         SHARES            AMOUNT                SHARES            AMOUNT
         146,991        $2,501,315               74,257          $1,072,352

                                        SALES
--------------------------------------------------------------------------------------
               1998                                             1997
-------------------------------------           --------------------------------------
               SALES        COST                                SALES        COST
  SHARES       AMOUNT       AMOUNT                SHARES       AMOUNT        AMOUNT
  76,753     $1,438,893    $901,028              109,886     $1,543,955   $1,129,625

7.    SUPPLEMENTAL FUND INFORMATION

      Contributions, benefit payments and investment income by fund were as follows for the years ended December 31:

                                                     1998           1997

Contributions:
   IDS Cash Management Fund                     $    175,585   $    159,554
   IDS Bond Fund                                     180,469        163,881
   IDS Mutual Fund                                   493,337        347,854
   IDS Blue Chip Advantage Fund                      873,195        526,996
   IDS New Dimensions Fund                           918,195        627,164
   IDS Global Growth Fund                            312,510        213,831
   IDS Guaranteed Retirement Fund                    273,724        279,116
   The Men's Wearhouse Pooled Stock Fund             919,431        641,166
                                                ------------   ------------

Total                                           $  4,146,446   $  2,959,562
                                                ============   ============

Benefit Payments:
   IDS Cash Management Fund                     $     75,083   $     98,366
   IDS Bond Fund                                      59,568         37,564
   IDS Mutual Fund                                    95,571         79,048
   IDS Blue Chip Advantage Fund                      197,524        131,233
   IDS New Dimensions Fund                           330,690        156,934
   IDS Global Growth Fund                             66,851         30,286
   IDS Guaranteed Retirement Fund                    110,208         68,163
   The Men's Wearhouse Pooled Stock Fund             196,037        231,776
   Loan Fund                                          67,273         61,300
                                                ------------   ------------

Total                                           $  1,198,805   $    894,670
                                                ============   ============

                                                     1998           1997

Investment Income:
   IDS Cash Management Fund                     $     30,866   $     26,514
   IDS Bond Fund                                      32,506         46,785
   IDS Mutual Fund                                   132,891        207,513
   IDS Blue Chip Advantage Fund                      494,207        302,078
   IDS New Dimensions Fund                           782,827        288,182
   IDS Global Growth Fund                            137,623         18,713
   IDS Guaranteed Retirement Fund                     36,800         30,480
   The Men's Wearhouse Pooled Stock Fund           1,309,418        978,445
   Loans to Participants                              77,785         46,276
                                                ------------   ------------

Total                                           $  3,034,923   $  1,944,986
                                                ============   ============

                                    ******

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 1998
-------------------------------------------------------------------------------


                                                       NUMBER OF                             MARKET
               DESCRIPTION                              SHARES             COST              VALUE

MUTUAL FUNDS:
   IDS Cash Management Fund*                           1,084,209        $1,084,209        $ 1,084,209
   IDS Bond Fund*                                        147,104           756,647            751,552
   IDS Mutual Fund*                                      125,512         1,712,435          1,634,669
   IDS Blue Chip Advantage Fund*                         248,506         2,329,135          2,822,285
   IDS New Dimensions Fund*                              129,930         2,909,498          3,747,816
   IDS Global Growth Fund*                                98,864           749,648            823,935
                                                                        ----------        -----------

TOTAL                                                                   $9,541,572        $10,864,466
                                                                        ----------        -----------

ANNUITIES - IDS Guaranteed Retirement Fund*              801,800        $  801,800        $   801,800
                                                                        ----------        -----------

THE MEN'S WEARHOUSE POOLED STOCK FUND*                   146,535        $3,534,545        $ 4,655,016
                                                                        ----------        -----------

LOANS TO PARTICIPANTS (1)*                                              $1,085,926        $ 1,085,926
                                                                        ----------        -----------

*        Party-in-interest

(1) Generally five-year installment notes with interest rates ranging from 6.5% to 12.79%.

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------

Transactions during the year ended December 31, 1998 in excess of 5% of the fair value of the Plan's total assets as of the beginning of the Plan year are as follows:

                                                                           TOTAL              TOTAL
                                               NUMBER         NUMBER       DOLLAR             DOLLAR
                                                 OF             OF         VALUE OF           VALUE OF     NET GAIN
            DESCRIPTION                       PURCHASES       SALES        PURCHASES           SALES       OR (LOSS)

SINGLE TRANSACTIONS -

None

SERIES TRANSACTIONS:

IDS Blue Chip Advantage Fund*                      95           116       $ 1,117,810       $  770,402     $ 141,150
IDS Mutual Fund*                                   73           108           721,008          373,081        11,800
IDS New Dimensions Fund*                          104           110         1,439,165          791,359       228,082
The Men's Wearhouse Pooled
   Stock Fund*                                    137            79         2,501,315        1,438,893       537,865
IDS Cash Management Fund*                         140            87           821,836          621,926
IDS Global Growth*                                 72            85           424,372          159,369        23,090
IDS Guaranteed Retirement Fund*                    68            90           516,397          411,019


* Party-in-interest

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee of the Men's Wearhouse, Inc. 401(k) Savings Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                             THE MEN'S WEARHOUSE, INC.
                                                401(k) SAVINGS PLAN



Date:  6/29/1999                             /s/ GARY G. CKODRE
      ---------------------------           -----------------------------
                                              Gary G. Ckodre, Member of
                                               the Advisory Committee